January 14, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Paul Monsour

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-184200) of CVR Refining, LP, a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of CVR Refining LP’s (the “Partnership”) proposed initial public offering of up to 23,000,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on January 16, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Partnership’s initial public offering, dated January 8, 2013, through the date hereof:

Preliminary Prospectus dated January 8, 2013

8,203 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC CITIGROUP GLOBAL MARKETS INC.
As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

BY:	/s/ Robert Santangelo
Name: Robert Santangelo
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

BY:	/s/ Mark Hobbs
Name: Mark Hobbs
Title: Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER